Exhibit 99.3

TOWER ONE WIRELESS CORP.
(formerly Pacific Therapeutics Ltd.)
(“Tower One” or the “Company”)
Yearly Report
December 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.1	Date of Report: April 30, 2018

The following management’s discussion and analysis (“MD&A”) has been prepared as of April 30, 2018 and should be read in conjunction with the consolidated financial statements and accompanying notes for the year ended December 31, 2017 and 2016, which are prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are stated in Canadian dollars unless otherwise indicated.

This MD&A includes certain statements that may be deemed “forward-looking statements”. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "project", "predict", "potential", "could", "might", "should" and other similar expressions. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Nature of Business

Tower One Wireless Corp. (formerly Pacific Therapeutics Ltd.) (“Tower One” or the “Company") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and commenced trading on November 16, 2011. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On January 17, 2017, Tower One completed a Share Exchange Agreement (the “Agreement”) with Tower Three SAS (“Tower Three”) and the shareholders of Tower Three SAS. According to the Agreement, Tower One acquired Tower Three by issuing shares which resulted in the shareholders of Tower Three obtaining control of the Company (the “Acquisition”). Accordingly, this transaction was recorded as a reverse acquisition for accounting purposes, with Tower Three being identified as the accounting acquirer. The consolidated financial statements are a continuation of the financial statements of Tower Three while the capital structure is that of the Company. The historical operation assets and liabilities of Tower Three are included in the condensed consolidated interim financial statements and the comparative figures as at and for the year ended December 31, 2016 are those of Tower Three.

Tower Three SAS was incorporated on December 30, 2015 under the Laws of Colombia. Tower Three has secured 4G LTE cellular tower development contracts in Colombia. The Company focuses primarily on building cellular towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

On March 30, 2017, the Company entered into a Share Purchase Offer Agreement with the shareholders of Evolution Technology SA ("Evotech") to acquire 65% ownership interest in Evotech. Evotech is a private company incorporated under the laws of Argentina. Evotech's intended business is to obtain rights and permits for approval of constructing the towers in various locations in Argentina. It has a Master Lease Agreement (the”MLA”) with a single Mobile Network Operator. The MLA in place allows for the Tower Company to be granted Cellular Search Rings, which are desired coordinates for a tower, and outlines the terms for each tower build.

1.3	Overall Performance

Highlights during the year ending December 31, 2017 year:

  During the second quarter, the Company issued 500,000 common shares to Rojo Resources Ltd. (“Rojo”) as part of an Assignment Agreement in which the Company could take assignment of all the assets, trade secrets and receivables. The Assignment Agreement was subsequently terminated and as a result, of the investment in the amount of $175,000 was fully written off.

  The Company has secured The Depository Trust Company (DTC) eligibility for its shares traded in the United States on the OTCQB under the symbol TOWTF. DTC is a subsidiary of the Depository Trust & Clearing Corp. and manages the electronic clearing and settlement of share transactions for publicly-traded companies. On September 15, 2017, the Company has received approval from the OTC Markets Group to trade the Company's common shares on the OTCQB exchange. The Shares will have commenced trading on the OTCQB.

  The Company was awarded an additional six search rings from a Mobile Network Operator in Columbia.

  The Company completed the acquisition of Evotech which has a Master Lease Agreement (the “MLA”) with a single Mobile Network Operator (the “MNO”). The MLA in place allows for the Tower One to be granted direct Build To Suit (“BTS”) opportunities for the MNO.

  The Company introduced the Incentive Program for its January, 2017 private placement of units (the “Placement”) with each such unit comprised of one common share and one common share purchase warrant exercisable at a price of $0.40 per warrant. Under the Incentive Program, one Incentive Warrant will be granted to Placement Warrant holders for each Placement Warrant exercised within a 30 day period (the “Incentive Period”) beginning on June 21, 2017 and ending on July 21, 2017. As a result of the Incentive Program, 3,774,466 warrants were exercised with total proceeds of $1,132,340 and 3,774,466 Incentive Warrants were issued.
  These Incentrive Warrants are exercisable at $0.50 per share within 12 months of issuance.

  During the year ended December 31, 2017, the Company granted 15,695,000 stock options and recorded share-based compensation of $3,693,799. During the year, 11,130,435 stock options were exercised with total proceeds of $2,685,999.

  During the year, the Company obtained a demand loan of $1,191,775 (USD$950,000) from a related party.

  Evotech completed construction of an additional two towers in Argentina, and commenced construction of a further two towers. Its first tower in Argentina has been successfully collocated, which is the leasing of the tower with a second Mobile Network Operator (“MNO”).The Company is now in the process of collocation on the remaining completed towers. Evotech had started in Argentina and prior to our acquisition had established a Master Lease Agreement with one of the four national mobile network operators.

  On October 17, 2017, the Company signed a letter of intent to acquire a Mexican-based private tower company with a view to negotiating the terms of a definitive agreement in order to complete the acquisition of this Mexican-based tower company.

  On October 19, 2017, the Company placed a $315,000 deposit for the purchase of 15 towers to be deployed in November, 2017. These 15 towers will be located in Argentina and are expected to cost total of approximately USD$1,050,000 to purchase. Tower One conducted a successful cost-cutting bid process with tower vendors that has reduced its cost per tower site.
  As of the reporting date, the Company has constructed 21 towers and 11 towers are in started construction process in Argentina, 2 collocations are finished and 6 collocations in process. There are 284 search rings assigned and 178 of these in acquisition stage, engineering or construction stages. These are from telecom and Claro part of the Master Lease agreement.

  On October 24, 2017, the Company signed a Collocation Agreement with Claro in Colombia. The Collocation Agreement allows the company to lease tower sites to Claro. Claro is the largest operator in Colombia with the 60% the market and is a company the America Movil, economic group Mexican, the most important operator in Latin America and they are part of the world’s top 5. The Collocation Agreement is for the Colombian territory.

  The Company has received a construction update from Argentina, which confirms five towers were completed in November.

  .

  Management continued to actively focus on capital raising to support the company’s tower business, marketing initiatives and general working capital.

1.4	Results of Operations

(In Canadian Dollars)	Year ended	Year ended	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015

OPERATONS
Revenue	200,498	19,403	NIL
Net and comprehensive loss	9,881,795	301,183	21,151
Basic and diluted loss per share	0.16	29.20	2.12
BALANCE SHEET
Working Capital (deficiency)	(1,800,269)	(566,512)	(16,851)

Total Assets	5,301,044	372,374	4,300

During the year ended December 31, 2017, the Company incurred net loss of $9,863,676 (December 31, 2016- $292,004). The net loss includes share-based compensation of $3,693,799. The increase in net loss is mainly due to stock-based compensation expenses arising from the issue of options to group consultants and recognition of share-based compensation of the vested options granted in prior periods, as well as an increase in professional fees, office, travel and wages expenses due to the increase in the Company’s operational activities. The net loss includes the one time listing expense of $1,144,167 and impairment of investments of $461,360.

As at December 31, 2017, the Company had a negative working capital of $1,800,269 (December 31, 2016- of $566,512) and an accumulated deficit of $9,896,705 (December 31, 2016 - $313,155). The initial increase in working capital was primarily due to the exercise of warrants and stock options during the quarters, the private placement in the first quarter and the cash from Tower 3 which was not included in the prior year. The decrease in the working capital during the year is as a result of building towers and operation activities.

Total revenue increased to $200,498 in 2017 compared to $19,403 in December 31, 2016, as a result of sales from completed towers during the year. The Company expects to generate revenues in 2018 mostly from monthly fees paid in connection with the towers currently leased as well as from similar lease agreements from other towers the Company plans to construct in 2018.

During the year, the Company incurred professional fees in the amount of $1,710,312 compared to the prior year due to increased third party consulting services and operational activities of the Company. The professional fees include any consulting services, legal fees and related expenses. In addition, the increase in professional fees in 2017 compared to the prior year was in connection with the Tower Three Transaction and more corporate activities.

Office and administrative expenses increased to $128,184 from $60,113 compared to December 2016 mainly due to more activities during the year compared to the prior year as due to the start up of the business and commencement of operational activities in Colombia and Argentina. The Company has $72,011 payroll and engages consultants on an as needed basis. The increase in office and administration can be generally attributed to an increase in office-related costs and costs incurred at new and/or expanded facilities including incremental employment levels to support the growth in the business with operations in Argentina and Colombia. The expenses are monitored and managed on a continuous basis in order to optimize costs.

Advertising and promotion increased to $1,199,150 mainly due to more marketing and promotional efforts and actively promoting its business and market awareness during the year. Supplies of $115,424 and maintenance of $72,579 increased as a result of more activities in Colombian and Argentina operations.

During the year ended December 31, 2017, the Company incurred travel expense in the amount of $333,366 as compared to the year ended December 31, 2016 where total travel expense were $29,631 due to extensive travel throughout Colombia and Argentina to scope out optimal locations for cellphone towers.

The Company incurred transfer fees in the amount of $33,506 due to the private placement, exercise of options and warrants in the year. The Company incurred $380,862 in interest and bank charges during the year compared to the prior year due to interest fees for the previous and existing loans, bank fees and transfer charges in the Colombia and Argentina.

The Company incurred permit and licensing fees of $41,901 relating to normal operation costs to obtain permits and licenses for cellphone tower structures.

During the year ended December 31, 2017, the Company recorded $18,120 in foreign exchange to its cumulative translation account. The Company’s functional currency is Canadian, Tower Three is Colombian Peso and Evotech is Argentina Peso and the Company records a cumulative translation adjustment due to the changes resulting from the fluctuation of foreign exchange rates.

Selected Quarterly Information

	December 2017 $	September 30 2017 $	June 30 2017 $	March 31, 2017 $	December 31, 2016 $	September 30, 2016 $	June 30, 2016 $	March 31, 2016 $
Lease income	105,240	49,856	22,553	22,849	14,794	4,609	Nil	Nil
Net loss	(2,459,050)	(1,734,378)	(4,057,801)	(1,612,447)	(8,645)	(86,615)	(140,559)	(65,364)
Basic and diluted loss per share	(0.04)	(0.03)	(0.07)	(0.04)	(0.86)	(8.66)	(14.06)	(6.54)
Cash	284,225	1,405,406	514,955	79,743	9,864	49,803	50,077	Nil
Total Assets	5,301,044	3,062,506	1,820,904	1,387,137	372,374	309,856	134,985	Nil
Non-Current Liabilities	588,824	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Significant factors and trends that have impacted Tower One’s results during the year presented above include the following:

a)	The listing expense of $1,144,167 incurred in the first quarter due to the reverse acquisition transaction was an one-time expense;

b)	The impairment of investments in the total amount of $461,360 incurred in the second quarter was an one-time expense;

c)	The Company incurred significant amount in advertising and promotion in the first two quarters due to the reverse acquisition;

d)	The capital expenditures related to the Company’s operations and interest in Evotech during the second quarter is an one-time expense;

e)	Capital expenditures related to site acquisition and building cell towers in Argentina to meet its obligations from having 50 search rings;

f)	Significant amount of cash proceeds from exercise of warrants and options in the third quarter.

g)	The Company acquired 65% of Evotech during the second quarter, which resulted in a non-controlling interest of the remaining 35% disclosure in the condensed consolidated interim financial statements. Please refer to Note 10 of the condensed consolidated interim financial statements for details.

h)	The Company obtained a demand loan from a related party on during the year in the amount of $1,191,775 (USD$950,000).

1.5	Liquidity and Capital Resources

As at December 31, 2017, the Company has total assets of $5,301,044 and a negative working capital of $1,800,269.

At December 31, 2017, the Company had cash of $284,225 (December 31, 2016- $9,864) and a negative working capital of $1,800,269 (December 31, 2016 – deficiency of $566,512). The decrease in working capital is primarily due during the year is as a result of building towers and operation activities.

During the year ended December 31, 2017, the Company used $4,631,845 in operating activities compared to $359,415 in December 31, 2016. The increase is as a result of significant increase in operations in 2017 compared to operating activities in 2016.

During the year ended December 31, 2017, the Company spent $2,887,196 on equipment and building towers, compared to $244,708 in December 31, 2016. During the second quarter, the Company injected $466,260 for the share capital in its 65% interest in Evolution Technology SA ("Evotech").

During the year, the Company received cash in the amount of $3,818,339 from exercising stock options and warrants. The Company also received $1,378,183 from private placement during the reverse takeover transaction.

At December 31, 2017, share capital was $10,635,886 comprising 70,125,698 issued and outstanding common shares.

At present, the Company’s operations generate minimal cash inflows and its financial success after December 31, 2017 is dependent on management’s ability to continue to obtain sufficient funding to sustain operations through the development primarily on building towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

The Company may not be able to generate sufficient cash flows from its operations in the foreseeable future to support its working capital needs. As a result, the Company will have to rely on funding through future equity issuances and through short term borrowing in order to finance ongoing operations and the construction of cellular towers. The ability of the Company to raise capital will depend on market conditions and it may not be possible for the Company to issue shares on acceptable terms or at all.

1.6	Share Capital

As at December 31, 2017, the Company had 70,125,698 common shares issued and outstanding.

1.7	Share Purchase Warrants

As at December 31, 2017, the Company had 16,070,029 shareholder warrants issued and outstanding.

1.8	Stock Options

As at December 31, 2017, the Company had 4,564,565 stock options issued and outstanding of which 4,395,815 options are exercisable

1.9	Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed. The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

As of the reporting date, the Company has constructed 21 towers and 11 towers are in started construction process in Argentina, 2 collocations are finished and 6 collocations in procces. There are 284 search rings assigned and 178 of these in acquisition stage, engineering or construction stages. These are from telecom and Claro part of the Master Lease agreement.

1.10	Transactions with Related Parties

Due to related parties consists of short term amounts advanced to, services rendered and expenses paid on behalf of the Company by shareholders of the Company. These amounts are unsecured, non-interest bearing (except indicated below), and payable on demand. As at December 31, 2017 and December 31, 2016, the Company has the following balances with related parties:

	2017	2016
Due to related parties:	$	$
Amounts owing to companies under common control	598,847	545,857
Amounts owing to the parent of the CEO	741,803	69,665
	1,340,650	615,522

Included in accounts payable was the commission payables in the amount of $nil to the officers of the company (2016 - $6,531).

Amounts owing as at December 31, 2017 which are noted above include the following loan agreements entered into during the year ended December 31, 2017:

(a)	On March 3, 2017, the Company entered into a loan agreement in the amount of $376,350 (USD$300,000) with the parent of the CEO. The loan is unsecured, bears interest at 24% per annum and repayable in 360 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the Lender. During the year ended December 31, 2017, the Company incurred $68,052 interest expense on this loan payable.

(b)	On September 28, 2017, the Company entered into a loan agreement in the amount of $376,350 (USD$300,000) with a company controlled by a director of the Company. The loan is unsecured, bears interest at 24% per annum and repayable in 120 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the Lender. During the year ended December 31, 2017, the Company incurred $23,509 interest expense on this loan payable. The loan balance was fully repaid on January 25, 2018.Previously, the Company entered into a loan agreement with the same party on June 9, 2017 in the amount of $125,450 (USD$100,000). The loan bore interest at 10% per annum and was discharged on July 25, 2017 with a total interest expense of $1,299.

(c)	On October 10, 2017, the Company entered into a loan agreement in the amount of $250,900 (USD$200,000) with the parent of the CEO. The loan is unsecured, bears interest at 24% per annum and repayable in 120 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the Lender. During the year ended December 31, 2017, the Company incurred $45,368 interest expense on this loan payable.

(d)	On October 12, 2017, the Company entered into a loan agreement in the amount of $188,175 (USD$150,000) with a company controlled by a director of the Company The loan was drawn down October 26, 2017. The loan is unsecured, bears interest at 24% per annum and is repayable in 120 days. During the year ended December 31, 2017, the Company incurred $9,898 interest expense on this loan payable. In addition, the Company also granted 150,000 stock options to the Lender.

Related Party Transactions and Key Management and Personnel Compensation

Key management personnel receive compensation in the form of short-term employee benefits, share-based payments, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and directors of the Company. The remuneration of key management is as follows:

	2017	2016
	$	$
Consulting fees paid to the CEO	151,200	-
Consulting fees paid to the CFO	120,055	-
	271,255	-

During the year ended December 31, 2017, the Company granted 15,695,000 stock options and loan incentive options to directors and officers and recorded share-based compensation of $3,693,798 and $23,980 (2016 - $nil).

1.11	Subsequent Events

  On April 24, 2018, the Company announced it has received gross proceeds of $2,166,300 through the warrant incentive program (the “Program”) previously announced on April 4, 2018. A total of 8,665,201 warrants were exercised to acquire 8,665,201 common shares of the Company at a price of $0.25 per warrant. The warrant incentive program ended as of April 6, 2018 and a total of 14,620,745 warrants at a price of C$0.40 are eligible and listed for trading on the CSE at this time.

  On April 3, 2018, the Company announced it has signed a definitive agreement further to the previously announced letter of intent to acquire a Mexican-based private tower company.

  On March 27, 2018 the Company announced it has retained Mr. John Logiudice, a telecom senior executive with over 20 years of experience with Ericsson and Sprint-Nextel, to head its Tower Services division.

  On March 20th, 2018, the Company announced the site acquisition of 80 new wireless tower sites in Argentina. Each wireless tower site consists of leasing of the underlying real-estate as well as the rights to build wireless cell towers. The Company anticipates that construction on these sites will commence shortly and will significantly add to its current portfolio of over 40 wireless towers in Colombia and Argentina and backlog of over 300 search rings.

  On February 2, 2018, the Company announced that it intends to spin-out its 70% owned subsidiary, Tower Construction & Services Company (“TCTS”) or its 70% interest in TCTS, as a separate operating entity to create a standalone publicly traded company (the “Proposed

  Spin-Out”).TCTS is headquartered in Miami, USA and actively operates in multiple states throughout the eastern United States.

  On February 8, 2018, the Company announced that tower demand in Argentina has remained strong with the company receiving an additional 50 search rings for new Build To Suit locations. In addition, the company is currently constructing 10 towers in Argentina.

  On January 31, 2018, the Company announced that it has completed five additional towers in Argentina. An additional 50 sites await construction crews to commence construction.20 of those sites for immediate future tower builds are in Colombia and 30 are in Argentina.

  On January11, 2018, the Company announced achievements from its first year operating as a public company. They include: Towers Constructed: 25•Master Lease Agreements/ Collocation Agreements, Cellular Search Rings Provided by Mobile Network Operators 200 and Collocations:3

1.12	Changes in Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited financial statements of the Company as at December 31, 2017.

The audited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2016.

During the year ended December 31, 2017, the Company did not adopt new accounting policy.

Accounting standards issued but not yet applied

The following new standards and interpretations are not yet effective and have not been applied in preparing these condensed interim consolidated financial statements.

Effective for annual periods beginning on or after January 1, 2018:

  IFRS 9 – Financial Instruments introduces new requirements for the classification and measurement of financial assets, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options available in IAS 39. The Company’s preliminary assessment is that the standard is not expected to have a significant impact on the financial statements. As facts and circumstances may change during the period leading up to the initial date of recognition, the Company’s assessment of the potential impact is subject to change.

  IFRS 15 - Revenue from Contracts with Customers is a new standard to establish principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions involving Advertising Service. The Company’s preliminary assessment is that the standard is not expected to have a significant impact on the recognition or measurement of revenue. As facts and circumstances may change during the period leading up to the initial date of recognition, the Company’s assessment of the potential impact is subject to change.

Effective for annual periods beginning on or after January 1, 2019:

  IFRS 16 - Leases specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The extent of the impact of adoption has not yet been determined.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

1.13	Financial Instruments and Other Instruments

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge any obligations. The Company’s cash and receivables are exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness.

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The demand loan is under fixed interest rate. The Company does not hold other financial liabilities with variable interest rates. The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Colombia and Argentina and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso or Argentina Peso could have an effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

At December 31, 2017, through Tower Three, the Company had cash of $12,966, amount receivable of $1,164 and accounts payable of $80,868, all of which were denominated in Colombia Peso. In addition, through Evotech, the Company had cash of $41,801, accounts receivable of $154,950 and accounts payable of $471,692, all of which were denominated in Argentina Peso.

Fair value

Financial assets and liabilities measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The carrying value of cash, accounts receivable, accounts payable and demand loan approximated their fair value due to the short term nature of these financial instruments. Cash is classified as fair value through profit or loss and is measured using level 1 inputs of the fair value hierarchy.

1.14	Estimates

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions about the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the results of operations. Significant areas requiring the use of management estimates include the valuation of listing expense, recognition of revenue, useful lives and impairment of long-lived assets, impairment of investments, deferred income tax assets and liabilities and share-based payment calculations. Actual results could differ from the estimates made.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Use of Judgments
Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i)	Going concern

The assessment of the Company’s ability to execute its strategy by effectively operating the Company involves judgement. Management closely monitors the operations and cash flows in the Company.

(ii)	Income taxes

Management exercises judgment to determine the extent to which deferred tax assets are recoverable, and can therefore be recognized in the statements of financial position and comprehensive income or loss.

(iii)	Accounting for long-term investments

The accounting for long-term investments involves judgment in the determination of control and power held by the Company.

1.15	Other MD&A Requirements

For more information about the Company, see http://www.toweronewireless.com/. The Company has not filed an AIF Annual Information Form.

Disclosure of Outstanding Share Data

As of the reporting date, there were 85,852,103 common shares issued and outstanding.

As the reporting date and December 31, 2017, there were

(i)	Pursuant to an escrow agreement dated January 11, 2017, the 30,000,000 common shares issued pursuant to the Acquisition are subject to escrow restrictions. The escrow shares will be released based on certain performance conditions. At December 31, 2017, 30,000,000 common shares remain in escrow.

(ii)	In addition, the 500,000 common shares issued to Rojo are subject to escrow restrictions. These escrow shares will be released 10% on the issuance date, with the remaining to be released 15% every six months. As of December 31, 2017, there were 375,000 common shares remain in escrow.

Risk Factors

The Company is focused on more select market introduction and development primarily on building towers in municipalities while instituting cost control of product development. The failure to generate future sales in the Company’s main products could have a significant and adverse affect on the Company.

The Company success will depend in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Company. The Company does not anticipate having key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Company are of central importance. In addition, there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business.

The Company has incurred a net loss for the year ended the reporting date of $9,863,676 and has a deficit of $9,896,705. Management is continuing efforts to attract additional equity and capital investors and implement cost control measures to maintain adequate levels of working capital. Nevertheless, there can be no assurance provided with respect to the successful outcome of these ongoing actions. If the Company is unable to obtain additional financing on reasonable terms, the Company may be required to curtail or reduce its operations to continue as a going concern.